File No. 82-763

Date	4 November 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	3

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden


03045087


SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA implements packaging acquisitions and expansion investments int the hygiene area**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Carin Posse

Encl.

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com


SCA

SCA implements packaging acquisition and expansion investments in the hygiene area

SCA carries out a packaging acquisition in North America and is investing in a tissue machine in Colombia as well as added capacity in incontinence products.

Packaging acquisition in North America

To expand and complement SCA's North American protective packaging operations, SCA is acquiring the Alloyd Inc. packaging company based in DeKalb, Illinois. The purchase price on a debt-free basis amounts to SEK 740 M (USD 97 M). Alloyd has annual sales corresponding to SEK 600 M and an EBITDA margin of about 17%. The purchase price corresponds to an EBITDA multiple of 6.5 based on forecast earnings for the current year. After taking into account integration effects that can be achieved with the existing protective packaging operations, the CVA index for the acquisition amounts to 1.3, which means that the net present value of the future free cash flow exceeds the purchase price by 30%. The acquisition will have a marginal positive impact on SCA's earnings per share during the first 12 months.

With a market share of 13%, Alloyd is currently the leading supplier of blister packaging to the consumer goods producers in the US. The company's customers are primarily producers of office materials, batteries, auto parts, toys, tools etc. The protective display packaging segment is showing strong growth in North America. The supplier structure is still fragmented and, accordingly, there is favourable scope for further expansion. The product segment, which to a limited extent is already being exploited by SCA's current protective packaging operations, opens a new growth area.

The acquisition is conditional upon the approval of the relevant competition authorities.

Added tissue capacity in Colombia

To meet the requirement for base tissue paper for SCA's converting of tissue in Colombia, investment will be made in a new tissue machine in Bogotá. The investment amounts to a total of SEK 360 M and is being made by Familia Sancela, SCA's joint-venture company in Colombia.

The investment creates new expansion possibilities and significant cost benefits compared with the current supply to the main market in Bogotá. Today's import of base tissue paper from other parts of Latin America can cease. Concurrently, domestic shipping costs can be reduced when parts of the converting operations are transferred from Medellin to Bogotá.


SCA

The investment shows a CVA index of 1.5 and will be carried out without the contribution of new capital to the joint-venture company. Familia Sancela also produces and sells feminine hygiene products, baby diapers and incontinence products in Colombia, Ecuador and other countries in the region.

Increased capacity for incontinence products

As part of the continuous expansion and renewal of SCA's production of incontinence products, SCA has also decided to add new machine capacity to the plant in Gennep, The Netherlands. The investment amounts to about SEK 180 M and the project has a CVA index of 1.5.

Stockholm, 4 November 2003
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact

Jan Åström, President and CEO. Phone: +46 70-586 07 01.
Peter Nyquist, Senior Vice President, Communications and Investor Relations. Phone: +46 70-575 29 06.

File No. 82-763

Date	4 November 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	3

03 DEC -3 AM 7:21

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com



SCA

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA implements packaging acquisitions and expansion investments int the hygiene area**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist / Carin Posse

Encl.

PRESS RELEASE

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 678 81 30
www.sca.com


SCA

SCA implements packaging acquisition and expansion investments in the hygiene area

SCA carries out a packaging acquisition in North America and is investing in a tissue machine in Colombia as well as added capacity in incontinence products.

Packaging acquisition in North America

To expand and complement SCA's North American protective packaging operations, SCA is acquiring the Alloyd Inc. packaging company based in DeKalb, Illinois. The purchase price on a debt-free basis amounts to SEK 740 M (USD 97 M). Alloyd has annual sales corresponding to SEK 600 M and an EBITDA margin of about 17%. The purchase price corresponds to an EBITDA multiple of 6.5 based on forecast earnings for the current year. After taking into account integration effects that can be achieved with the existing protective packaging operations, the CVA index for the acquisition amounts to 1.3, which means that the net present value of the future free cash flow exceeds the purchase price by 30%. The acquisition will have a marginal positive impact on SCA's earnings per share during the first 12 months.

With a market share of 13%, Alloyd is currently the leading supplier of blister packaging to the consumer goods producers in the US. The company's customers are primarily producers of office materials, batteries, auto parts, toys, tools etc. The protective display packaging segment is showing strong growth in North America. The supplier structure is still fragmented and, accordingly, there is favourable scope for further expansion. The product segment, which to a limited extent is already being exploited by SCA's current protective packaging operations, opens a new growth area.

The acquisition is conditional upon the approval of the relevant competition authorities.

Added tissue capacity in Colombia

To meet the requirement for base tissue paper for SCA's converting of tissue in Colombia, investment will be made in a new tissue machine in Bogotá. The investment amounts to a total of SEK 360 M and is being made by Familia Sancela, SCA's joint-venture company in Colombia.

The investment creates new expansion possibilities and significant cost benefits compared with the current supply to the main market in Bogotá. Today's import of base tissue paper from other parts of Latin America can cease. Concurrently, domestic shipping costs can be reduced when parts of the converting operations are transferred from Medellin to Bogotá.

PRESS RELEASE


SCA

The investment shows a CVA index of 1.5 and will be carried out without the contribution of new capital to the joint-venture company. Familia Sancela also produces and sells feminine hygiene products, baby diapers and incontinence products in Colombia, Ecuador and other countries in the region.

Increased capacity for incontinence products

As part of the continuous expansion and renewal of SCA's production of incontinence products, SCA has also decided to add new machine capacity to the plant in Gennep, The Netherlands. The investment amounts to about SEK 180 M and the project has a CVA index of 1.5.

Stockholm, 4 November 2003
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact

Jan Åström, President and CEO. Phone: +46 70-586 07 01.
Peter Nyquist, Senior Vice President, Communications and Investor Relations. Phone: +46 70-575 29 06.